Exhibit (d)(6)

     THIS EMPLOYEE ROLLOVER AGREEMENT is made March ●, 2005

BETWEEN:

The individual specified in Schedule 1,

(the “Masonite Securityholder”)

- and -

STILE HOLDING CORP., a corporation governed by the laws of Canada,

(“Stile Holding”).

RECITALS:

A.	The Masonite Securityholder beneficially owns common shares of Masonite International Corporation (the “Company”), a corporation governed by the laws of Ontario, and/or beneficially owns options to acquire additional common shares of the Company granted pursuant to the Company Stock Option Plan.

B.	The Company and Stile Acquisition Corp. (“Stile”), an indirect wholly-owned subsidiary of Stile Holding, are parties to a plan of arrangement (the “Plan of Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “Act”).

C.	In accordance with the Plan of Arrangement, the Masonite Securityholder has agreed to (i) designate certain common shares of the Company held by the Masonite Securityholder as Employee Rollover Shares and to sell those shares to Stile Holding and Stile Holding has agreed to purchase from the Masonite Securityholder the Employee Rollover Shares of the Masonite Securityholder, and/or (ii) designate certain Company Options held by the Masonite Securityholder as Employee Rollover Options and to dispose of such options solely in exchange for the Replacement Option(s), all on the terms and conditions of this Agreement.

THEREFORE, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1     Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Act” has the meaning ascribed to such term in the recitals;

“Affiliate” has the meaning ascribed to it under the Securities Act (Ontario);

“Agreement” means this Employee Rollover Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Arrangement” means the arrangement of the Company under Section 182 of the Act on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Combination Agreement or the Plan of Arrangement or made at the direction of the Court;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Arrangement;

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under applicable laws;

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by the Company to give effect to the Arrangement;

“Closing” means (i) the completion of the sale to and purchase by Stile Holding of the Employee Rollover Shares and (ii) the completion of the exchange of Employee Rollover Options for the Replacement Option(s), under this Agreement;

“Closing Date” means the Effective Date or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

“Closing Time” has the meaning ascribed to it in Section 9.1;

“Combination Agreement” means the second amended and restated combination agreement dated as of February 17, 2005, between Stile and the Company, as the same may be amended in accordance with Section 6.1 thereof, providing for, among other things, the Arrangement and the entering into of this Agreement;

“Company” has the meaning ascribed to such term in the recitals;

“Company Options” means the options granted under the Company Stock Option Plan to purchase common shares of the Company that remain outstanding on the Effective Date;

“Company Stock Option Plan” means the Masonite International Corporation Share Option Plan, amended and restated as of March 16, 2004 as amended to the date hereof;

“Court” means the Superior Court of Justice (Ontario);

“Director” means the Director appointed pursuant to the Act;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Arrangement, which date shall be determined in accordance with Section 2.6 of the Combination Agreement;

“Effective Time” has the meaning ascribed to it in the Plan of Arrangement;

“Elected Amount” has the meaning ascribed to such term in Section 2.3;

“Employee Rollover Options” means the Company Options held by the Masonite Securityholder specified in Schedule 1 which are to be acquired by Stile Holding in exchange for one or more Replacement Options pursuant to this Agreement;

“Employee Rollover Shares” means the common shares in the capital of the Company held by the Masonite Securityholder specified in Schedule 1 which are to be acquired by Stile Holding pursuant to this Agreement;

“Encumbrances” means pledges, liens, charges, security interests, restrictions, options or adverse claims or encumbrances of any kind or character whatsoever;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange including without limitation the New York Stock Exchange and The Toronto Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Governmental Authorizations” means authorizations, approvals, certificates, orders, consents, directives, notices, licences, permits, variances, registrations or similar rights issued to or required by the Masonite Securityholder by or from any Governmental Authority;

“In-the-Money Amount” means, (i) for each Company Option, the difference between the Purchase Price and the exercise price of that Company Option, and (ii) for the Replacement Option(s), the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option(s) and the “per share” exercise price of such Replacement Option(s), provided that, where more than one share is issuable upon the exercise of the Replacement Option(s), the In-the-Money Amount of such Replacement Option(s) will be the difference as so determined multiplied by the number of shares issuable;

“ITA” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Laws” means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Option Agreement” means the option agreement to be entered into between the Masonite Securityholder and Stile Holding substantially in the form and content of Schedule 2;

“Parties” means the Masonite Securityholder and Stile Holding collectively, and “Party” means either one of them;

“Person” includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement” has the meaning ascribed to such term in the recitals;

“Purchase Price” means $42.25 cash per common share of the Company;

“Replacement Option(s)” means the option(s) to acquire common shares of Stile Holding granted in exchange for Employee Rollover Options pursuant to this Agreement; and

“Stile Holding Shares” means common shares of Stile Holding to be issued in consideration of the transfer of common shares of the Company by the Masonite Securityholder to Stile Holding under this Agreement.

1.2     Certain Rules of Interpretation

In this Agreement:

(a)	Currency — Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(b)	Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each Party hereby irrevocably attorns to the jurisdiction of the courts in the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

(c)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.

(f)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to either Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)	Statutory References — A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(j)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3     Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties relating to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.4     Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1	Employee Rollover Shares and Employee Rollover Options

Schedule 2	Form of Option Agreement

ARTICLE 2
PURCHASE AND SALE OF EMPLOYEE ROLLOVER SHARES

2.1     Purchase and Sale of Employee Rollover Shares

The Masonite Securityholder agrees to sell, transfer and assign to Stile Holding and Stile Holding agrees to purchase and accept assignment of the Employee Rollover Shares in consideration of (i) the issuance by Stile Holding to the Masonite Securityholder of that number of Stile Holding Shares specified in Schedule 1 and (ii) a cash payment in the amount (if any) specified in Schedule 1 representing the consideration for fractional shares (if any) of Stile Holding that would otherwise have been issuable to the Masonite Securityholder. The purchase and sale of the Employee Rollover Shares pursuant to this section shall be effective immediately after the completion of the Arrangement. IT IS INTENDED THAT THE PURCHASE AND SALE OF THE EMPLOYEE ROLLOVER SHARES QUALIFY AS A TRANSFER UNDER SECTION 351 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED.

2.2     Transfer and Delivery of the Employee Rollover Shares

The Masonite Securityholder hereby tenders to Stile Holding share certificates representing the Employee Rollover Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank and receipt by Stile Holding is hereby acknowledged.

2.3     Section 85 Election [for Canadian Resident Masonite Securityholders]

It is intended that the transfer hereunder of the Employee Rollover Shares be on a tax-deferred basis to the Masonite Securityholder for purposes of the ITA and applicable provincial income tax statutes. In order to give effect to this intention, the Masonite Securityholder and Stile Holding shall, in a timely manner, jointly execute and file an election under Section 85 of the ITA in prescribed form and elections in prescribed form under the corresponding provisions of applicable provincial or territorial income tax statutes in respect of the transfer hereunder of the Employee Rollover Shares. The elected amount (the “Elected Amount”) for purposes of each such election will be determined by the Masonite Securityholder in a manner consistent with the above-described intention.

[Note: For non-resident Masonite Securityholders, Section 2.3 should read as follows:

The Masonite Securityholder and Stile Holding shall, in a timely manner, jointly execute and file an election under Section 85 of the ITA in prescribed form and elections in prescribed form under the corresponding provisions of applicable provincial or territorial income tax statutes in respect of the transfer hereunder of the Employee Rollover Shares. The elected amount (the “Elected Amount”) for purposes of each such election will be $42.25 per Employee Rollover Share].

2.4     Adjustment to Elected Amount

If the Masonite Securityholder and Stile Holding subsequently mutually determine, or if the Canada Revenue Agency or any other taxing authority issues, or proposes to issue, assessments or reassessments of additional liability for taxes by reason of asserting that the elected amount determined under subsection 85(1) of the ITA or a corresponding provincial or territorial provision is more or less than the Elected Amount for the Employee Rollover Shares as determined by the Masonite Securityholder, then the Elected Amount shall be increased or decreased as necessary but only to the extent that the Elected Amount so revised is acceptable to the Parties hereto or to both the particular taxing authority and the Parties hereto, as the case may be, or is established by a court of competent jurisdiction (after all appeal rights have been exhausted or all time periods for appeal have expired without appeals having been taken) to be the Elected Amount.

2.5     Revised Section 85 Election

If an Elected Amount is varied in the circumstances described in Section 2.4, the Masonite Securityholder and Stile Holding shall file a revised election under the provisions of subsection 85(1) of the ITA and the corresponding provisions of applicable provincial or territorial legislation to give effect to the variation. Any interest or penalties payable in respect of the filing of the revised election shall be for the account of the Masonite Securityholder.

[Note: Sections 2.4 and 2.5 would be deleted from agreements for non-resident Masonite Securityholders.]

ARTICLE 3
EXCHANGE OF EMPLOYEE ROLLOVER OPTIONS

3.1     Exchange of Employee Rollover Options

The Masonite Securityholder agrees to dispose of the Employee Rollover Options in exchange for the grant by Stile Holding to the Masonite Securityholder of the Replacement Option(s) set out in Schedule 1 to this Agreement. The exchange of Employee Rollover Options pursuant to this section shall occur at the time specified in Section 3.1(h) of the Plan of Arrangement.

3.2     Terms and Conditions of Exchange

For greater certainty, the Masonite Securityholder will receive no consideration for the Employee Rollover Options other than the Replacement Option(s). The number of Stile Holding Shares and the exercise price per share under the Replacement Option(s) has been determined on the basis that the aggregate In-the-Money Amount of the Replacement Option(s), immediately after the exchange, will be equal to the aggregate In-the-Money Amount of the Employee Rollover Options, immediately before the exchange. Upon the exchange, the Employee Rollover Options will be cancelled.

3.3     Terms and Conditions of the Replacement Option(s)

The terms and conditions of the Replacement Option(s) shall be governed in accordance with the Option Agreement attached as Schedule 2.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE MASONITE SECURITYHOLDER

The Masonite Securityholder represents and warrants to Stile Holding, the matters set out below.

4.1     Right to Dispose

The Masonite Securityholder is the sole registered and beneficial owner of the Employee Rollover Shares and the sole beneficial owner of the Employee Rollover Options, free and clear of all Encumbrances. The Masonite Securityholder has the exclusive right to dispose of the Employee Rollover Shares and the Employee Rollover Options as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any contract, Laws or Governmental Authorizations to which the Masonite Securityholder is a party or subject or by which the Masonite Securityholder is bound or affected.

4.2     Absence of Conflicting Agreements

The Masonite Securityholder is not a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument; or

(b)	Laws or Governmental Authorizations;

that would be violated, breached by, or under which default would occur or an Encumbrance would, or with notice or passage of time would, be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

4.3     Regulatory Approvals

No approval, order, consent of or filing with any Governmental Authority, with the exception of the Section 85 election described in Section 2.3 hereof, is required on the part of the Masonite Securityholder, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Masonite Securityholder’s obligations under this Agreement or any other documents or agreements to be delivered under this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF STILE HOLDING

Stile Holding hereby represents and warrants to the Masonite Securityholder the matters set out below:

5.1     Incorporation

Stile Holding is a corporation validly existing under the laws of Canada.

5.2     Due Authorization and Enforceability of Obligations

Stile Holding has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Stile Holding. This Agreement and any Replacement Option(s) granted pursuant hereto each constitute a valid and binding obligation of Stile Holding enforceable against it in accordance with its terms.

5.3     Absence of Conflicting Agreements

Stile Holding is not a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law provision; or

(c)	Laws or Governmental Authorizations;

that would be violated, breached by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

5.4     Issuance of Stile Holding Shares

The Stile Holding Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares.

ARTICLE 6
NON-WAIVER; SURVIVAL

6.1     Non-Waiver

No investigations made by or on behalf of Stile Holding or the Masonite Securityholder, as applicable, at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Masonite Securityholder or Stile Holding, as applicable, in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.2     Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Employee Rollover Shares and/or the Employee Rollover Options and the payment of the consideration for the Employee Rollover Shares and/or the Employee Rollover Options.

ARTICLE 7
STILE HOLDING CONDITIONS PRECEDENT

The obligation of Stile Holding to complete the purchase of the Employee Rollover Shares and/or the exchange of the Employee Rollover Options under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the conditions precedent set out in Sections 7.1 to 7.3 (each of which is acknowledged to be inserted for the exclusive benefit of Stile Holding and may be waived by it in whole or in part).

7.1     Truth and Accuracy of Representations of the Masonite Securityholder at the Closing Time

All of the representations and warranties of the Masonite Securityholder made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time.

7.2     Performance of Obligations

The Masonite Securityholder shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

7.3     Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Employee Rollover Shares and/or the exchange of the Employee Rollover Options under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Masonite Securityholder of its obligations under this Agreement, shall be satisfactory to Stile Holding, and Stile Holding shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement. For greater certainty, but without limitation, the Masonite Securityholder shall have entered into (i) as part of the exchange of Employee Rollover Options, the Option Agreement, and (ii) as part of the exchange of Employee Rollover Options and/or the sale and purchase of Employee Rollover Shares, a management stockholders agreement and a sale participation agreement, in form and content satisfactory to Stile Holding.

7.4     Termination by Stile Holding if Conditions not Fulfilled

If any of the foregoing conditions in this Article has not been fulfilled by the Closing Date, Stile Holding may terminate this Agreement by notice in writing to the Masonite Securityholder, in which event Stile Holding is released from all obligations under this Agreement, and unless Stile Holding can show that the condition relied upon could reasonably have been performed by the Masonite Securityholder, the Masonite Securityholder is also released from all obligations under this Agreement. However, Stile Holding may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 8
MASONITE SECURITYHOLDER CONDITIONS PRECEDENT

The obligation of the Masonite Securityholder to complete the sale and purchase of the Employee Rollover Shares and/or the exchange of Employee Rollover Options under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the conditions precedent set out in Sections 8.1 and 8.2 below (each of which is acknowledged to be inserted for the exclusive benefit of the Masonite Securityholder and may be waived by it in whole or in part).

8.1     Truth and Accuracy of Representations of Stile Holding at Closing Time

All of the representations and warranties of Stile Holding made in or pursuant to this Agreement shall be true and correct as at the Closing Time and with the same effect as if made at and as of the Closing Time.

8.2     Performance of Obligations

Stile Holding shall have performed or complied with, in all respects, all its obligations and covenants under this Agreement.

8.3     Termination by the Masonite Securityholder if Conditions not Fulfilled

If any of the foregoing conditions in this Article has not been fulfilled by the Closing Date, the Masonite Securityholder may terminate this Agreement by notice in writing to Stile Holding, in which event the Masonite Securityholder is released from all obligations under this Agreement, and unless the Masonite Securityholder can show that the condition relied upon could reasonably have been performed by Stile Holding, Stile Holding is also released from all obligations under this Agreement. However, the Masonite Securityholder may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 9
CLOSING MATTERS

9.1     Closing

Closing shall take place at the office of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at ● a.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the “Closing Time”).

ARTICLE 10
GENERAL

10.1     Assignment

Stile Holding shall be entitled, upon giving notice to the Masonite Securityholder at any time not less than one business day prior to the Closing Time, to assign all of its rights and obligations under this Agreement to any Affiliate of Stile Holding. In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of Stile Holding under this Agreement, except that such assignment shall not release Stile Holding from liability for its obligations under this Agreement. Except for such permitted assignment, no party may assign this Agreement or any of the benefits, rights or obligations under this Agreement or enter into any participation agreement with respect to the benefits under this Agreement without the prior written consent of the other Party.

10.2     Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of either Party) and their respective heirs, attorneys, guardians, estate trustees, executors, trustees and permitted assigns.

10.3     Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by either Party, shall be binding unless executed in writing by the Party to be bound thereby.

10.4     Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

10.5     Language

The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. Les signataires confirment leur volonté que la présente convention, de même que tous les documents s’y rattachant, y compris tout avis, annexe et autorisation, soient rédigés en anglais seulement.

10.6     Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SIGNED

Witness:

By:
Name:

STILE HOLDING CORP.

By:
Name:
Title: